SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



               RYANAIR ANNOUNCES CUSTOMER SERVICE STATISTICS FOR

                             MONTH OF DECEMBER 2002


Ryanair, still the only airline in Europe, which publishes monthly customer service statistics, today (Thursday, 9th January 2003), unveiled its performance for the month of December 2002.

Despite unusually severe periods of fog and snow this month, 78% (7,482) of all Ryanair's 9,556 flights during December arrived on time. This figure represents an improvement on December 2001 (77%).

During the month, Ryanair received 0.52 complaints per 1,000 passengers carried, the lowest level in five years.

The figure for baggage complaints in December stood at less 0.47 complaints per 1,000 passengers, also the lowest figure for five years.

100% of complaint letters received in December were answered, in writing, within seven days.

PASSENGER SERVICE STATISTICS           DECEMBER 2001            DECEMBER 2002

1.     ON-TIME FLIGHTS                 77%                                78%
                                       0.60                              0.52

2.     COMPLAINTS (per 1,000
passengers carried)

3.     BAGGAGE COMPLAINTS (per 1,000   0.54                              0.47
passengers carried)

4.     COMPLAINTS ANSWERED WITHIN 7    N/A                               100%
DAYS


For full details of Ryanair's industry leading service commitments, take a look at our Customer Service Charter at www.ryanair.com

Ends.                         Thursday, 9th January 2003

For further information:

Paul Fitzsimmons

Ryanair

Tel: + 353 1 8121212


Pauline McAlester

Murray Consultants

Tel: + 353 1 4980300

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  9 January 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director